

September 30, 2024

Ken Tsang
Chief Financial Officer
Next Technology Holding Inc.
Ruoom 519, 05/F, Block T3, Qianhai Premier Finance Centre Unit 2,
Guiwan Area, Nanshan District, Shenzhen, China 518000

      Re: **Next Technology Holding Inc.**
             Forms 10-K and 10-K/A for the Fiscal Year Ended December 31, 2023
             Response dated September 23, 2024
             File No. 001-41450

Dear Ken Tsang:

      We have reviewed your September 23, 2024 response to our comment letter and have the following comments.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 28, 2024 letter.

<u>Amendment No. 1 to Form 10-Q for the Quarterly Period Ended June 30, 2024</u>
<u>Note 8. Prepayments, page 11</u>

1.   Please address the following as it relates to your response and revised disclosures to prior comment 4:
   - You state that the BTC Trading Contract is with an autonomous organization (Associated Seller), which supports members in the sale of BTC but does not exert control over them by ownership or contract, nor does it make decisions for its members relating to the sale of BTC. Reconcile this statement with the BTC Trading Contract, which is between the company and Party B (Seller), whereby Party B agrees to sell its "owned virtual currency."
   - We note you entered into an Amended and Restated BTC Trading Contract dated September 24, 2024 for the purchase of 5,000 BTC, which appears to include the 1,000 BTC previously discussed in your filings. We further note from your response that the delay in completing the purchase of the 1,000 BTC has been due to

fluctuations in the BTC market. Tell us how you considered how continued fluctuations in the market will impact the completion of the 5,000 BTC purchase. In this regard, tell us why you believe members of the Associated Seller will be willing to sell their BTC to the company at a price of $30,000/BTC given the market price of BTC has consistently exceeded $30,000 since you initially entered into these agreements in September 2023.

- Clarify whether the members of the Associated Sellers have committed to this sale and revise to include signed agreements from each seller.

- Revise to disclose the material terms of the September 24, 2024 Amended and Restated BTC Trading Agreement including the term, transaction price, payment method and intent to exercise the Buyer's option for 5,000 BTC as a subsequent event in your June 30, 2024 Form 10-Q/A. Include the number of shares and warrants that you expect to issue and how that will impact total shares outstanding. Also, tell us and revise to disclose how you valued the shares and warrants to be issued.

- Your response states that the transaction referenced in the Preliminary 14C covers the purchase of only 5,000 BTC, which you confirm the company is no longer pursuing. Your response also indicates that if the company intends to pursue the purchase of the entire remaining 5,167, you will obtain the requisite shareholder approval again in accordance with your charter documents and applicable laws. Please clarify whether you are required to seek approval for the 5,000 BTC purchase referenced in the Amended and Restated BTC Trading Contract dated September 24, 2024 and revise your disclosures accordingly.

2. We note your response to prior comment 5. Please revise to include a discussion of the material terms of the BTC Option Contract entered into on May 2, 2024 to purchase 20,000 BTC over a three-year period at a fixed price of $60,000 along with a discussion of the status of this agreement, including the number of BTC acquired at the time of each filing.

Note 13. Shareholders' Equity, page 14

3. We note your revised disclosures where you refer to the conversion of an outstanding loan in the amount $1,974,140 into 411,280 shares of the company's common stock during April 2024. Please tell us, and revise to disclose, the nature of this loan, its terms, and how it is reflected in in the financial statements both before and after its conversion.

General

4. We note you restated the financial statements included in the March 31 and June 30, 2024 Forms 10-Q/A. Please further revise both of these filings to label all affected financial statements as restated and include a footnote describing the nature of each error and the effect of such errors on each financial statement line item. We refer you to ASC 250-10-50-7. In addition, tell us your consideration to file an Item 4.02 Form 8-K related to such errors to indicate that the previously issued financial statements in the affected periods should no longer be relied upon.

Please contact Megan Masterson at 202-551-3407 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Meng Lai